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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*


                               Critical Path, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   22674V 10 0
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                                 (CUSIP Number)

                             Jeffry S. Hoffman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 2, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 8 sequentially numbered pages

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                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP NO.  22674V 10 0                                         PAGE 2 OF 8 PAGES
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           PETER KELLNER
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                         (a) [ ]
                                                                      (b) [X]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS (See Instructions)

           WC, PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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                                 7    SOLE VOTING POWER               1,330,084

                               -------------------------------------------------
      Number of Shares           8    SHARED VOTING POWER                     0
   Beneficially Owned by
       Each Reporting          -------------------------------------------------
        Person with              9    SOLE DISPOSITIVE POWER          1,330,084

                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER                0

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,330,084
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (See Instructions)                     [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.45%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
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

                                  SCHEDULE 13D

-----------------------                                        -----------------
CUSIP NO.  22674V 10 0                                         PAGE 3 OF 8 PAGES
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           RICHMOND I, LLC
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                         (a) [ ]
                                                                     (b) [X]
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    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
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                                    7    SOLE VOTING POWER              696,056

                                 -----------------------------------------------
        Number of Shares            8    SHARED VOTING POWER                  0
     Beneficially Owned by
         Each Reporting          -----------------------------------------------
          Person with               9    SOLE DISPOSITIVE POWER         696,056

                                 -----------------------------------------------
                                   10    SHARED DISPOSITIVE POWER             0

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           696,056
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (See Instructions)                   [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.38%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
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          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is filed by Peter Kellner ("Mr. Kellner") and Richmond I, LLC, a Delaware limited liability company ("Richmond I" and, collectively with Mr. Kellner, the "Reporting Persons").


ITEM 1.  SECURITY AND ISSUER


            Securities:                Common Stock, par value $0.001 per share

            Issuer:                    Critical Path, Inc.
                                       350 The Embarcadero
                                       San Francisco, CA 94105-1204

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) Peter Kellner
                  c/o Richmond I, LLC
                  10563 Brunswick Road, Suite 7
                  Grass Valley, CA 95945

         (c) Mr. Kellner's principal occupation is to act as a private investor. Richmond I is a Delaware limited liability company, and its principal business is that of a private investment limited liability company. Mr. Kellner has voting and dispositive power over Richmond I.

         (d), (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Kellner is a citizen of the United States of America. Richmond I is a Delaware limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes from Mr. Kellner's personal funds or from Richmond I's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Kellner had been a reporting person in connection with a Schedule 13D dated August 8, 2003 and amended on January 22, 2004 (collectively, the "Former Group Schedule


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13D"). The Former Group Schedule 13D related to the following reporting persons:
Vectis CP Holdings, LLC, a Delaware limited liability company, Vectis-K1 LLC, a Delaware limited liability company, Vectis Group, LLC, a Delaware limited liability company, Matthew Hobart and Mr. Kellner.

         On February 2, 2004, Mr. Kellner resigned as a manager of Vectis Group, LLC and, as a result, he is no longer deemed to beneficially own the Company securities beneficially owned by Vectis Group, LLC and disclaims beneficial ownership of the Company securities reported on the Former Group Schedule 13D. Mr. Kellner is no longer a party to the Former Group Schedule 13D. The Reporting Persons in this Schedule 13D now have sole voting and dispositive power only with respect to those shares of Common Stock reported herein.

         The Company has advised the Reporting Persons that, for purposes of the Company's Preferred Stock Rights Plan, the shares beneficially owned by the Reporting Persons will no longer be deemed to be aggregated with the Company securities beneficially owned by Vectis Group, LLC. In addition, the Company has advised the Reporting Persons that they may fully participate in the Company's proposed rights offering, including with respect to over-subscription rights, so long as the Reporting Persons do not acquire additional Company securities from and after the commencement of such rights offering or so long as the Reporting Persons do not otherwise beneficially own sufficient Company securities to become an "Acquiring Person" under the Company's Preferred Stock Rights Plan. The Reporting Persons currently intend to participate in the rights offering to the extent of their basic subscription rights and are exploring the possibility of participating in the rights offering to the fullest extent possible through the exercise of over-subscription rights. In connection therewith, the Reporting Persons may obtain financing from outside sources.

         The Reporting Persons intend to review their investment in the Company on a continuing basis and reserve the right to acquire additional Company securities in the open market, in the proposed rights offering or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, subject to applicable federal securities laws and the applicable provisions of the Company's Preferred Stock Rights Plan. Any such actions will depend upon, among others, the availability of Company securities for purchase at satisfactory price levels; the continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments.

         Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Based on the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2003, there were 20,570,284 shares of Common Stock issued and outstanding as of October 31, 2003.


                                       5
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         Mr. Kellner beneficially owns 1,330,084 shares of Common Stock individually (adjusted to include 57,825 options exercisable within 60 days of February 2, 2003) representing approximately 6.45% of the fully diluted outstanding shares of Common Stock, of which 696,056 shares of Common Stock are beneficially owned by Richmond I, representing approximately 3.38% of the fully diluted outstanding shares of Common Stock. The Reporting Persons have sole voting and dispositive power with respect to such shares.

         (c) Mr. Kellner acquired 170,000 shares of Common Stock at a purchase price of $1.6602 per share on January 9, 2004 and 5,700 shares of Common Stock at a purchase price of $1.56 per share on January 8, 2004. Richmond I acquired 77,680 shares of Common Stock at a purchase price of $1.7081 per share on January 14, 2004, 112,256 shares of Common Stock at a purchase price of $1.7166 per share on January 12, 2004 and 87,400 shares of Common Stock at a purchase price of $1.6927 per share on January 9, 2004. Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Agreement of Joint Filing, dated February 3, 2004, by and between
          Peter Kellner and Richmond I, LLC


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 3, 2004

                                       /s/ Peter Kellner
                                       ----------------------------------------
                                       PETER KELLNER

                                       RICHMOND I, LLC


                                       By: /s/  Peter Kellner
                                           ------------------------------------
                                           Peter Kellner, Managing Director

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13d or any amendments thereto, with respect to the common stock of Critical Path, Inc., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 3rd day of February, 2004.




                                           /s/ Peter Kellner
                                           ------------------------------------
                                           PETER KELLNER


                                           RICHMOND I, LLC


                                           By: /s/  Peter Kellner
                                              ---------------------------------
                                              Peter Kellner, Managing Director


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